Filed by Remington Oil and Gas Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Helix Energy Solutions Group, Inc.
(f/k/a Cal Dive International, Inc.)
Commission File Number 333-132922

PRESS RELEASE

FOR IMMEDIATE RELEASE

Contact:	Steven J. Craig
Sr. Vice President
(214) 210-2675
REMINGTON OIL AND GAS CORPORATION ANNOUNCES
DATE OF SPECIAL SHAREHOLDERS MEETING
Dallas, TX, May 23, 2006 — Remington Oil and Gas Corporation (NYSE: REM) announced today that the Board of Directors of Remington has set a Special Shareholders meeting to be held on Thursday, June 29, 2006, at 9:00 A.M. (CDT) in Dallas, Texas for shareholders of record on Friday, May 26, 2006.
The purpose of the Special Shareholders Meeting will be to approve the merger and acquisition of Remington Oil and Gas by Helix Energy Solutions Group, Inc. (NasdaqNM: HELX). Helix will pay $27 in cash and 0.436 a share of Helix Energy Solutions Group, Inc. for each share of Remington Oil and Gas Corporation.
Remington Oil and Gas Corporation is an independent oil and gas exploration and production company headquartered in Dallas, Texas, with operations concentrating in the onshore and offshore regions of the Gulf Coast.
Statements concerning future revenues and expenses, production volumes, results of exploration, exploitation, development, acquisition and operations expenditures, and prospective reserve levels of prospects or wells are forward-looking statements. Prospect size and reserve levels are often referred to as “potential” or “un-risked” reserves and are based on the Company’s internal estimates from the volumetric calculations or analogous production. Other forward-looking statements are based on assumptions concerning commodity prices, drilling results, recovery factors for wells, production rates, and operating, administrative and interest costs that management believes are reasonable based on currently available information; however, management’s assumptions and the Company’s future performance are subject to a wide range of business, mechanical, political, environmental and geologic risks. There is no assurance that these goals, projections, costs, expenses, reserve levels, and production volumes can or will be met. Further information is available in the Company’s filings with the Securities and Exchange Commission, which are herein incorporated by this reference. Information in this document should be reviewed in combination with the Company’s filings with the Securities and Exchange Commission and information available on the Company’s website at www.remoil.net.
ADDITIONAL INFORMATION:
The Company and Helix Energy Solutions Group, Inc. (“Helix ESG”) have filed a proxy statement/prospectus and other relevant documents concerning the proposed merger transaction between the Company and Helix ESG with the Securities and Exchange Commission (“SEC”). Investors are urged to read the proxy statement/prospectus and any other relevant documents filed with the
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SEC because they contain important information. You may obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by the Company free of charge by requesting them in writing from the Company or by telephone at (214) 210-2650. You may obtain documents filed with the SEC by Helix ESG free of charge by requesting them in writing from Helix ESG or by telephone at (281) 618-0400.
The Company and Helix ESG, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of the Company in connection with the merger. Information about the directors and executive officers of the Company and their ownership of stock of the Company is set forth in the proxy statement for the Company’s 2005 Annual Meeting of Stockholders. Information about the directors and executive officers of Helix ESG and their ownership of Helix ESG stock is set forth in the proxy statement for Helix ESG’s 2005 Annual Meeting of Shareholders. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus.